Exhibit 99.1

GLG Life Tech Corporation * Suite 2168, 1050 West Pender Street, Vancouver, B.C. Canada V6E 3S7 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES AN0C DISTRIBUTION IN CHINA TRIPLES TO OVER 65,000 STORES IN THE PAST MONTH

Vancouver, B.C. June 10, 2011 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, updates the distribution growth and planned product introductions of its AN0C joint venture.

AN0C continues to sign-up more large regional ‘tier one’ distributors to further enhance the growth of retail distribution and sales in time to target the July to September peak season for beverage sales within China. AN0C has increased the number of its distributors from 300 in mid-May to over 400 partners. This growth over the past month has resulted in a three-fold expansion in the distribution reach of AN0C’s products to over 65,000 stores, consisting of approximately 6,000 National grocery stores and 59,000 retail outlets.

GLG Chairman and CEO Dr. Luke Zhang stated, “broadening the distribution reach and new product launches are key milestones in the development of the AN0C business and brand. The progressive expansion of AN0C’s distributor network not only benefits the sales of the current line of products, but also the launch of upcoming new products.” Over the next few months, AN0C will be bringing to market six new flavours of vitamin enhanced waters and five fruit flavoured dairy beverages. AN0C is developing a wide array of zero or low calorie food and beverage products sweetened with stevia.

About GLG Life Tech Corporation
GLG Life Tech Corporation (NASDAQ:GLGL, TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 669-2602
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.